77O Transactions effected pursuant to Rule 10f-3

On April 11, 2002, Colonial Intermediate High Income Fund (Fund) purchased 625,000 shares of common stock notes of Starwood Hotel Resorts (Securities) for a total purchase price of $621,769 from Lehman Brothers pursuant to a public offering in which Fleet Securities, Inc. acted as a participating underwriter. Fleet Securities, Inc. may be considered to be an affiliate of the Fund.

The following information was collected pursuant to Rule 10f-3 procedures adopted by the Fund's Trustees:

o The Fund's advisor, Colonial Management Associates, Inc. (Advisor), believed that the gross underwriting spread associated with the purchase of the Securities was reasonable and fair compared to the spreads in connection with similar underwritings of similar securities being sold during a comparable period of time;

o The Securities were offered pursuant to an underwriting or similar agreement under which the underwriters were committed to purchase all of the Securities being offered;

o The issuer of the Securities has been in continuous operation for at least three years;

o The amount of Securities purchased did not exceed 25% of the amount of the offering;

o The Securities were to be purchased at not more than the public offering price no later than the first day of the offering.

Along with Fleet Securities, Inc. the following is a list of members of the underwriting syndicate for the aforementioned Securities: Lehman Brothers; Deutsche Bank Securities; JP Morgan; SG Cowen; Bank of America Securities LLC; Credit Lyonnais Securities; BMO Nesbitt Burns; Bear, Stearns & Co., Inc.; Scotia Capital